UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                            Workflow Management, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    98137N109
                                 (CUSIP Number)

                            Matthew G. Maloney, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street NW
                              Washington, DC 20037
                                 (202) 785-9700
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 29, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacific Coast Investment Partners, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     455,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            455,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacific Coast Investment Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     455,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            455,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jonathan J. Ledecky
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,325,495
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,325,495
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109


ITEM 1. SECURITY AND ISSUER:

            This Amendment No. 1 to Schedule 13D relates to the common stock, $0.001 par value per share (the "Shares"), of Workflow Management, Inc., a Delaware corporation ("Workflow"). The principal executive offices of Workflow are located at 240 Royal Palm Way, Palm Beach, Florida 33480. This Amendment No. 1 amends and supplements the Schedule 13D initially filed jointly by Pacific Coast Investment Partners LLC, Pacific Coast Investment Fund, L.P. and Jonathan
J. Ledecky (collectively, the "Reporting Persons") on March 24, 2004. The items of the Schedule 13D are further amended and supplemented as set forth below.

ITEM 4. PURPOSE OF TRANSACTION:

            In a Schedule 13D filed on March 24, 2004, the Reporting Persons disclosed that they had identified two lending institutions that had proposed to arrange a new revolving credit facility and two new term loan facilities for Workflow (see Exhibit B to the Reporting Person's initial Schedule 13D).

            The Reporting Persons were informed by letter dated March 26, 2004 that Bank of America was withdrawing the financing proposal because it "was threatened with a claim that the Bank had accepted an agreement restricting the Bank's ability to provide the proposed financing." The withdrawal letter is attached to this filing as Exhibit E. Shortly after the Reporting Persons received this letter, Workflow issued a release stating that it had received a copy of the withdrawal letter as well. Although the Bank of America letter does not specify who threatened Bank of America, the Reporting Persons believe that it was representatives of Perseus, L.L.C. and/or The Renaissance Group, LLC, the principals controlling WF Holdings, Inc., which has entered the Agreement and Plan of Merger dated as of January 30, 2004 by and among Workflow, WF Holdings, Inc. and WFM Acquisition Sub, Inc. (the "Proposed Merger"), which the Reporting Persons have previously announced that they oppose. The Reporting Persons are unaware of any role that Workflow or any of its representatives may have played in the events leading to the withdrawal of Bank of America's financing proposal.

            The Reporting Persons are currently investigating all facts involved in the withdrawal of the financing proposal by Bank of America, including the apparent receipt of the withdrawal letter by Workflow nearly concurrently with its delivery to the Reporting Persons (which was unexpected given that the letter did not indicate that Workflow or any other persons were copied), and are evaluating the legal remedies and responses the Reporting Persons may have against any of the involved parties.

            Subsequent to receiving the Bank of America letter, the Reporting Persons (i) secured a proposal from a new institutional lender (LaSalle Business Credit) to provide Workflow with a new senior revolving credit facility and term loan in the maximum combined amount of $115 million to replace the previously proposed Bank of America financing facilities in the identical amount, and (ii) confirmed that Silver Point Finance intends to provide Workflow with its proposed $60 million junior "Term B" loan on the same terms it had previously proposed in combination with Bank of America. The LaSalle proposal letter is attached hereto as Exhibit G, and the Silver Point Finance proposal letter is attached hereto as Exhibit H, each of which are incorporate herein by reference.

CUSIP No. 98137N109


            As set forth more fully in the letter dated March 29, 2004, from PCI Partners to the Board of Directors of Workflow, a copy of which is attached hereto as Exhibit F and is incorporate herein by reference, the Reporting Persons informed the Board that the Company's press release of Friday, March 26 concerning the withdrawal of Bank of America's financing proposal was incomplete and misleading. In its letter to the Workflow Board, PCI Partners accused the Board of Directors of a breach of their fiduciary obligations to Workflow's shareholders and stated that Workflow's Board failed to disclose the true reason for Bank of America's rescission of its financing proposal. PCI Partners also stated that Workflow's Board did not disclose that Bank of America's withdrawal was personal to it, and did not impact the continuing interest of Silver Point Finance, LLC in providing its previously proposed $60 million junior "Term B" loan to Workflow in combination with a new potential senior lender to replace Bank of America. The Reporting Persons urged the Workflow Board to work with the Reporting Persons to timely refinance and recapitalize the company prior to the scheduled maturity date of its existing bank debt and to withdraw its support of the Proposed Merger.

            The Reporting Persons continue to believe that Proposed Merger is not in the best interests of Workflow and its shareholders and intend to continue to oppose it. The Reporting Persons believe that a refinancing and recapitalization of Workflow is a better alternative and believe that such a transaction remains viable. As set forth in Exhibit A to the Reporting Persons' initial Schedule 13D, the Reporting Persons believe that existing shareholders (and others) are prepared to invest an aggregate of $30 million in new equity into Workflow, subject to defeat of the Proposed Merger and refinancing of the Company's existing indebtedness.

            The Reporting Persons filed a press release on March 29, 2004 to announce the new financing proposal and the other events listed above. A copy of the press release is attached hereto as Exhibit I and is incorporate by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit E -- Withdrawal Letter from Bank of America dated March 26, 2004.

      Exhibit F -- Letter from Pacific Coast Investment Partners, LLC dated
                   March 29, 2004 to the Board of Directors of Workflow Management, Inc.

      Exhibit G -- Proposal Letter from LaSalle Business Credit, LLC dated March
                   29, 2004, offering a proposal to arrange a new revolving credit facility and a new term loan facility for Workflow Management, Inc.

CUSIP No. 98137N109


      Exhibit H -- Proposal Letter (with attached Term Sheet) from Silver Point
                   Finance, LLC dated March 29, 2004, offering a proposal to arrange a new Term B loan facility for Workflow Management, Inc.

      Exhibit I -- Press release dated March 29, 2004.

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     PACIFIC COAST INVESTMENT PARTNERS, LLC

Dated: March 29, 2004
       San Diego, CA                 By: /s/ James M. Chadwick
                                         ---------------------------------------
                                         Name: James M. Chadwick
                                         Title: Managing Member


                                     PACIFIC COAST INVESTMENT FUND, L.P.
Dated: March 29, 2004
       San Diego, CA                 By: Pacific Coast Investment Partners, LLC,
                                         its general partner

                                     By: /s/ James M. Chadwick
                                         ---------------------------------------
                                         Name: James M. Chadwick
                                         Title: Managing Member

Dated: March 29, 2004
       Washington, DC                         /s/ Jonathan J. Ledecky
                                         ---------------------------------------
                                                Jonathan J. Ledecky